February 3, 2020

Via EDGAR Correspondence Filing

Ryan Sutcliffe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund”)

File Nos. 333-234122, 811-23481

Dear Mr. Sutcliffe:

We have received your comments presented in your letter dated November 6, 2019 regarding the Registration Statement on Form N-2 for the above captioned Fund as filed with the Securities and Exchange Commission on October 7, 2019 (the “Registration Statement”). This letter serves to respond to those comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented any “test the waters” materials (in reliance on Rule 163B under the Securities Act of 1933) to potential investors in connection with this offering.

2.	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements, or state how the Fund is exempt from such review.

Response: The Fund confirms that, prior to effectiveness of the Registration Statement, FINRA will have reviewed the proposed underwriting terms and arrangements described in the Registration Statement and have issued a statement expressing no objections thereto.

Prospectus Cover Page

3.	The Staff's position is that the Cover Page section is generally limited to two pages unless additional disclosure is required by law. Revise the Cover Page section to include only information required by Form N-2 or by law. By way of example, the last two paragraphs of iii provide additional details not required by the cover page as do the second and third paragraphs under “Limited Term and Eligible Tender Offer” on page iv.

Response: Pursuant to the Staff’s request, the Fund has shortened the length of the Prospectus Cover Page. The Fund does not believe the remaining disclosures included on the Cover Page impede understanding of the information required by Items 1 and 2 of Form N-2.

4.	The disclosure contained in the paragraph “Tactical Municipal Closed-End Fund Strategy,” at (ii), appears to disclose an arbitrage strategy or strategies, but lacks clarity. Please revise the disclosure to enable investors to better understand how the Fund will implement this strategy.

Response: Please refer to “Investment Philosophy and Process—Tactical Municipal Closed-End Fund Strategy” for further information on how the Adviser will seek to implement the Tactical Municipal Closed-End Fund Strategy.

5.	The Fund states, “The Fund, or the Underlying Funds in which the Fund invests, may invest in securities of any credit quality, including, without limit, securities that are rated below investment grade, except that, under normal market conditions, at least 50% of the Fund’s Managed Assets will be directly or indirectly invested in investment grade Municipal Bonds.” Please clarify the disclosure by providing the range of credit ratings for investment grade securities.

Response: In response to Comment #3 above, the above-referenced disclosure on the Cover Page has been replaced in part with a cross-reference to “Investment Objectives, Strategies and Policies,” which also contains this disclosure. Please note that, in this section, the paragraph that contains such disclosure also specifies the range of credit ratings for below investment grade securities—i.e., “. . .. securities rated below BBB- by S&P or Fitch or below Baa3 by Moody’s.”

6.	What would be the size of the tender offer? How would it be determined?

Response: As disclosed under “Limited Term and Eligible Tender Offer” in the Prospectus, an Eligible Tender Offer would be made to all Common Shareholders to purchase all of the outstanding Common Shares of the Fund, except that, if, as a result of the Eligible Tender Offer, the Fund would not have at least $100 million of net assets immediately following the repurchase of Common Shares pursuant to the Eligible Tender Offer, the Eligible Tender Offer would be terminated and no Common Shares would be repurchased pursuant to the Eligible Tender Offer and, instead, the Fund would proceed with its termination in accordance with its limited term structure.

7.	Given that Fund distributions may include a return of capital, please state that fact in this paragraph, and summarize the consequences to shareholders of a return of capital.

Response: The Fund has revised the “Dividends and Distributions” paragraph on the Cover Page of the Prospectus as requested.

Prospectus Summary

8.	The disclosure indicates the Fund may have high portfolio turnover. Accordingly, please summarize in this section the consequences of high turnover to shareholders.

Response: The Fund has revised the above-referenced disclosure as requested.

9.	The staff's position is that a TOB financing involves the issuance of a senior security by a fund unless the fund segregates unencumbered liquid assets (other than the bonds deposited into the TOB trust) with a value at least equal to the amount of the floaters plus accrued interest, if any. It is unclear from this disclosure what practice the Fund will follow. Accordingly, please advise whether the Fund segregates unencumbered liquid assets for a TOB financing. Depending on your response, we may have additional comments.

Response: With respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust, the Fund confirms it will segregate (or earmark) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the asset coverage requirements of Section 18.

10.	The Fund notes that its dividends and distributions, from time to time, may include a return of capital. Accordingly, please disclose here the consequences to shareholders of a return of capital.

Response: The Fund has revised the “Dividends and Distributions” section of the Prospectus Summary as requested.

11.	The Fund’s investment strategy and philosophy are discussed at length on pages 2-7, yet risk disclosure in this section is limited to one paragraph of generalities at the bottom of page 13. Please summarize all material risks in this section.

Response: The Fund understands that, following Dalia Blass’ October 25, 2018 address at the ICI Securities Law Developments Conference, the Staff of the Division of Investment Management has been focused in its reviews of registration statements on seeking to ensure that the length of risk disclosures not distract investors from essential information, among other things. The Fund is aware that one approach the Staff has recently found acceptable in this regard for other, similar closed-end management investment companies is to remove the duplicative risk disclosure from the Prospectus Summary and, instead, replace such risk disclosure with the type of condensed disclosure currently set forth in the above-referenced paragraph along with a cross-reference to the main section of the Prospectus containing the more fulsome risk disclosures of the Fund (including the disclosures that would otherwise have traditionally been repeated in the Prospectus Summary). For example, the Fund refers the Staff to (i) its comments provided by letter on April 18, 2019 and by telephone on June 12, 2019 to the registration statement of RiverNorth Managed Duration Municipal Income Fund, Inc. filed on Form N-2 (File Nos. 333-230421, 811-23434) and the changes made to the Prospectus forming part of such registration statement in response to those comments as reflected in the Prospectus dated July 25, 2019 as filed pursuant to Rule 497 of the Securities Act of 1933 on July 26, 2019, and (ii) its comments provided by telephone on April 16, 2019 to the registration statement of RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. filed on Form N-2 (File Nos. 333-230320, 811-23166) and the changes made to the Prospectus forming part of such registration statement in response to those comments as reflected in the final Base Prospectus dated October 17, 2019 as filed pursuant to Rule 497 of the Securities Act of 1933 on November 8, 2019.

Prospectus—Summary of Fund Expenses

12.	Although the Fund is "not obligated to repay any such organizational expenses or offering costs paid by the Adviser," please disclose any potential plans for the Fund to repay organizational expenses or offering costs paid by the Adviser voluntarily.

Response: The Fund has no plans to repay the organizational expenses or offering costs paid by the Adviser.

Prospectus—Investment Objectives, Strategies and Policies

13.	Provide a plain English definition of "ad valorem" contemporaneously with its use.

Response: The disclosure has been revised as requested.

Prospectus—Use of Leverage

14.	The language of the first column of the Item 8.3b table does not match the language in Item 8.3b. Please confirm that there will be no deviation in the meaning or calculations required by Item 8.3b.

Response: The Fund confirms there will be no deviation in the meaning or calculations required by Item 8.3b of Form N-2.

Risks

15.	Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of LIBOR could affect the Fund's investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Fund does not believe the expected discontinuation of LIBOR is a principal risk of the Fund, as its principal investments (e.g., municipal bonds and closed-end funds) typically do not pay interest at floating rates based on LIBOR.

16.	The Fund states, “The Fund is the closed-end fund to be managed by the Adviser and the closed-end fund to be managed by the Subadviser.” This sentence is confusing. Revise this sentence to clarify that there is only one closed-end fund different aspects of which are managed by the Adviser and the Subadviser.

Response: The above-referenced sentence in the initial filing of the registration statement was intended to have blanks as follows (which will be completed in a pre-effective amendment to the registration statement to indicate the number of closed-end funds advised by Adviser and the Subadviser): “The Fund is the ______ closed-end fund to be managed by the Adviser and the _____ closed-end fund to be managed by the Subadviser.”

17.	Disclosure regarding credit and below investment grade securities risks and interest rate risk, found on page 32, and interest rate risk and credit risk, on page 30, contain substantial overlap. Please revise to remove redundant disclosure while preserving disclosure of material risks.

Response: The Prospectus has been revised as requested.

18.	Does the Fund have a duration strategy? If so, please disclose that strategy.

Response: The Adviser and the Subadviser may consider the impact that investments will have on the duration profile of the Fund, but the Fund does not currently intend to employ a duration strategy with specific targets.

19.	The Fund may invest in index-based and actively managed ETFs, yet the risks of investing in ETFs are not fully disclosed. Accordingly, we ask that you please disclose the following:

a.	An ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.

b.	An active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares.

c.	If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

d.	In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

e.	Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response:	The Prospectus has been revised as requested.

Prospectus—Conversion to Open-End Fund

20.	Guide 4 to Form N-2 states, "If conversion to an open-end company is disclosed as a possible course of action in the prospectus, the prospectus should discuss the factors that the Registrant's board of directors will consider in determining whether to propose a conversion." Since the prospectus does discuss the possibility of open-ending the Fund, please discuss the factors that the Board would consider in such a situation.

Response:	The Prospectus has been revised as requested.

Prospectus—Limited Term and Eligible Tender Offer

21.	What percentage of shares would the Fund offer to purchase in the event of a tender offer? Depending on your answer, we may have additional questions.

Response:	Please see the response to Comment #6 above.

Prospectus—Underwriters

22.	The disclosure relating to over-allotment and stabilizing transactions is too vague to enable a reader to understand exactly what limitations, if any, have been placed on the Underwriters' activities. Please provide additional details, such as amount and timing of any such purchases and sales, and explain to us how these activities would be compliant with Federal Securities law.

Response:	The Prospectus has been revised as requested.

Statement of Additional Information—Cover Page

23.	Disclosure in the second paragraph of text references a July 25, 2019 prospectus. If this is incorrect, please provide the correct date.

Response:	The date has been removed and will be updated in the final version of the Statement of Additional Information.

Statement of Additional Information—Investment Restrictions

24.	Pagination in the SAI table of contents does not appear to match that of the SAI itself; please revise in proper form.

Response:	The table of contents has been updated.

Statement of Additional Information—Board Members and Officers

25.	Disclose whether there will be a lead independent director. If there will be, describe his or her role in the leadership of the Fund under Item 18.5(a).

Response:	The Fund has not yet held its organizational board meeting. If a lead independent director is designated at such meeting, the Fund will update the disclosure in the SAI in a pre-effective amendment to the Registration Statement to describe the role of such lead independent director.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.